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                   Astris Energi Inc. · 6-K · For 8/9/04, On 8/9/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 10, 2004

Commission File Number:  0-31481

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Description:

On July 29, 2004 Astris Energi completed the total sale of 1,694,167 units consisting of one common share and one warrant exercisable at U.S. $0.50 per share expiring on December 31, 2005.  Consideration for the total sale was U.S. $508,250.00 dollars ($667,000 Canadian dollars).

Alternate Energy Corp of Las Vegas, Nevada purchased 1,000,000 of the units for a total investment of U.S. $300,000.00 dollars.

Documents required to be filed with the appropriate Canadian securities authorities have been attached hereto as Exhibit 1.

                                                                       EXHIBIT 1

Form 45-103F4

Report of Exempt Distribution

Issuer information

1.

State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Astris Energi Inc.

Unit 6 – 2175 Dunwin Drive

Mississauga, Ontario  L5L 1X2

(905)-608-2000

2.

State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in the province of Alberta.

Details of distribution

3.

State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 28, 2004.

4.

For each security distributed:

(a)

describe the type of security, and

(b)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

(a)

The issuer distributed units.  Each unit consists of one common share of Astris Energi Inc. and one series A common share purchase warrant of common shares of Astris Energi Inc.

(b)

344,167.  Each series A warrant entitles the purchaser to purchase one common share of Astris Energi Inc. at an exercise price of US$0.50 for a period which expires on December 31, 2005.

5.

Provide details of the distribution by completing the attached schedule.

Please see attached schedule.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)

Alberta	$0.39	$134,225
Total dollar value of distribution in all jurisdictions (Canadian $)		$134,225

Commissions and finder’s fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)

Gordon Emerson 5891 6th Line, RR3 Tottenham, Ontario L0G 1W0	$5,369.00	n/a	n/a

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date:

August 4, 2004

Astris Energi Inc. Name of issuer or vendor (please print) Anthony Durkacz, VP Finance Print name and position of person signing Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on

The Taylor Made Management Corporation 135 Citadel Hills Place N.W. Calgary, Alberta T3G 3V5	344,167 Units Each unit consists of one common share in the capital of Astris Energi Inc. and one common share purchase warrant. The warrant is exercisable at a price of US$0.50 per share that expires on December 31, 2005.	$134,225	Accredited Investor Exemption Section 5.1 of Multilateral Instrument 45-103

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1.

File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10 th day after the distribution of the security.

2.

If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.

In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

                   Astris Energi Inc. · 6-K · For 8/9/04, On 8/9/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC V7Y 1L2

Telephone: (604) 899-6854

Toll free in British Columbia and Alberta 1 -800-373-6393

Facsimile: (604) 899-6506

Alberta Securities Commission 4th Floor, 300 – 5th Avenue SW Calgary, AB T2P 3C4 Telephone: (403) 297-6454 Facsimile: (403) 297-6156

Saskatchewan Financial Services Commission 6th Floor 1919 Saskatchewan Drive Regina, SK S4P 3V7 Telephone: (306) 787-5879 Facsimile: (306) 787-5899	The Manitoba Securities Commission 1130 – 405 Broadway Avenue Winnipeg, MB R3C 3L6 Telephone: (204) 945-2548 Facsimile: (204) 945-0330

Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9 Telephone: (902) 424-7768 Facsimile: (902) 424-4625	Prince Edward Island Securities Office 95 Rochford Street, P.O. Box 2000 Charlottetown, PE C1A 7N8 Telephone: (902) 368-4569 Facsimile: (902) 368-5283

Securities Commission of Newfoundland P.O. Box 8700 2nd Floor, West Block Confederation Building St. John’s, NFLD A1B 4J6 Telephone: (709) 729-4189 Facsimile: (709) 729-6187

Government of the Northwest Territories

Department of Justice

Securities Registry

1st Floor Stuart M. Hodgson Building

5009 – 49th Street

Yellowknife, NT X1A 2L9

Telephone: (867) 920-3318

Facsimile: (867) 873-0243

Government of Nunavut Department of Justice Legal Registries Division P.O. Box 1000 – Station 570 1st Floor, Brown Building Iqaluit NU X0A 0H0 Telephone: (867) 975-6190 Facsimile: (867) 975-6194

                   Astris Energi Inc. · 6-K · For 8/9/04, On 8/9/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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FORM 45-501F1

Securities Act (Ontario)

Report under Section 72(3) of the Act or Section 7.5(1) of Rule 45-501

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1.

Full name and address of the seller.

Astris Energi Inc. (the “Company”)
2175-6 Dunwin Drive
Mississauga, ON     L5L 1X2

2.

Full name and address of the issuer of the securities traded.

Astris Energi Inc. (the “Company”)
2175-6 Dunwin Drive
Mississauga, ON     L5L 1X2

Description of the securities traded.

A unit consisting of one Common Share of the Company and one Series A Common Share Purchase Warrant of the Company.  Each Series “A” Purchase Warrant entitles the Purchaser to purchase one Common Share in the capital of the Company at an exercise price of US$0.50 expiring on December 31, 2005.

3.

Date of the trade(s).

July 28, 2004.

4.

Particulars of the trade(s).

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price (per unit)	Total Purchase Price (Canadian $)	Exemption Relied Upon
Michael Wright Hamilton, Ontario Donal Carroll Toronto, Ontario Phillip Patterson Toronto, Ontario	200,000 140,000 10,000	C$0.40 C$0.40 C$0.40	$80,000 $56,000 $4,000	Accredited investor exemption under section 2.3 of Rule 45-501 Accredited investor exemption under section 2.3 of Rule 45-501 Accredited investor exemption under section 2.3 of Rule 45-501

5.

The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

Yes

6.

State the name and address of any person acting as agent in connection with trade(s) and the compensation paid or to be paid to such agent.

Not applicable.

7.

Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

The seller is not a reporting issuer in Ontario and, accordingly, has not paid a participation fee.

8.

Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent’s information and belief, that the statements made in this report are true and correct.

DATED at ___________________________

this ______ day of ____________ , 2004.

Astris Energi Inc.
(Name of seller or agent — please print)

(Signature)

V.P. of Finance & Treasurer
(Official capacity — please print)

Anthony Durkacz
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

                   Astris Energi Inc. · 6-K · For 8/9/04, On 8/9/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55,
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention:

Administrative Assistant to the Director of Corporate Finance
Telephone:

(416) 593-8200
Facsimile:

(416) 593-8177

Instructions:

9.

In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

10.

If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

11.

If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502.  Otherwise, no fee is payable to the Ontario Securities Commission in connection with the filing of this form.  Cheques must be made payable to the Ontario Securities Commission.

12.

Please print or type and file two signed copies with:

Ontario Securities Commission
Suite 1900, Box 55,
20 Queen Street West
Toronto, Ontario M5H 3S8.

                   Astris Energi Inc. · 6-K · For 8/9/04, On 8/9/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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CERTIFIED LIST OF PURCHASERS PURSUANT TO FORM 45-501F1

ASTRIS ENERGI INC.

The undersigned, Anthony Durkacz, the V.P. Finance & Treasurer of Astris Energi Inc. (the “Corporation”) hereby certifies for and on behalf of the Corporation, and not personally, and without personal liability, that the following list contains the full legal name and full residential address of each purchaser resident in Ontario who purchased common shares of the Corporation on July 28th, 2004.

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Value (CDN$)
Michael Wright 960 Concession Street Hamilton, Ont. L8T 1A1 Donal Carroll 55 Harbour Square Suite 3514 Toronto, Ont. M5J 2L1 Phillip Patterson 8 York St. Suite 3203 Toronto, Ont. M5J 2Y2	200,000 140,000 10,000	$80,000 $56,000 $4,000

DATED at Mississauga this 5th day of August, 2004.

ASTRIS ENERGI INC.

By:

Name:      Anthony Durkacz

Title:     V.P. Finance & Treasurer